Exhibit 99.2

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Progen-Avexa Merger Notice of Meeting and Independent Expert Report

•                 Progen confirms support for merger with Avexa and releases the Notice of Meeting and Explanatory Memorandum

•                 Buy Back Independent Expert valuation implies a Merged Entity value of $2.03 to $3.18 per share based on a discounted cash flow valuation of ATC alone

•                 Further upside associated with earlier stage programs in cancer and anti-infectives

Brisbane, Australia, 5 February 2009: The directors of Progen Pharmaceuticals Limited (“Progen”, ASX:PGL; NASDAQ:PGLA) today released the Notice of Meeting regarding the Avexa merger and share buy back and confirmed their unanimous recommendation for the proposed merger with Avexa Limited (“Avexa”, ASX:AVX). The Progen shareholder meeting to consider the merger will be held on 11 March 2009.

Based on the valuation of the Merged Entity shares in the share buy-back independent expert report provided by BDO Kendalls Corporate Finance (QLD) Limited, the current merger proposal with Avexa has the potential to deliver value of $2.03 to 3.18 per share to Progen shareholders based on a discounted cash flow valuation of ATC alone. Further upside in this valuation is possible when the value of the early stage programs from both companies is added.

“The valuation of the Merged Entity’s shares confirms the strong value creating potential of this merger. We urge shareholders to vote in favour of the merger at the Progen’s shareholder meeting”, Mr Justus Homburg, Progen’s CEO said.

Assuming the merger with Avexa is approved by Progen and Avexa shareholders and the Court, Progen shareholders will have the following options:

1.              Maintain their shareholding in the merged company. The implied per share value of the merged group to Progen shareholders is $1.35(1), with an independent expert report assessing the discounted cash flow valuation of ATC with a value of $2.03 to $3.18 per share for the Merged Entity(2)

2.              Sell their shares into the buy back at a price of $1.10 per share(3)

3.              Sell part of their shares into the buy back and maintain part of their shareholding in the merged company

The Board considers that capping the proposed off-market buy back at $20 million (equating to 18.18 million shares or approximately 30% of Progen’s current shares on issue) balances the desire of some shareholders for a significant cash return while providing sufficient cash in the merged entity to progress the combined portfolio including moving the lead compound ATC to the week 24 milestone of its Phase III trial.

The Record Date for the Buy Back is 25 February 2009.

Many would be aware that last week, a 5% Shareholder Group (including Cytopia Limited) requisitioned another shareholders meeting to consider resolutions to approve a 100% buy back of shares and to change Progen’s Board of Directors. Cytopia has declared that the new directors proposed by the shareholder group (including Cytopia) have a declared platform of exploring a merger between Cytopia and Progen. The Progen Board has released a response to that requisition separately today. The Progen Board has questioned the validity of the

(1) Based on the exchange ratio and the share price of Avexa immediately prior to transaction announcement

(2) Based on BDO Kendalls Corporate Finance (QLD) Limited (“BDO Kendalls”) discounted cash flow valuation of ATC. BDO Kendalls is the independent expert appointed to report on the Buy Back. BDO Kendalls expresses no opinion on the merger.

(3) The share buy back is subject to shareholder approval and a cap of $20 million, representing 18,181,818 shares or approximately 30% of shares on issue. If the cap is exceeded shareholders will be scaled back on a pro-rata basis. The merger may proceed if it is approved by Progen Shareholders even if the buy back is not approved.

requisition and notes that the first resolution does not deliver any certainty as to the quantum or timing of any capital return that may be provided to shareholders in the event the proposed resolutions are passed. We urge all interested parties to read and consider that announcement carefully.

Key outcomes of the Avexa merger:

•                 Creates one of Australia’s leading biotechnology companies

•                 Brings together a diverse portfolio of assets across oncology and infectious diseases at various stages of development with both near and long term milestones and significant market potential

•                 A key near term focus will be the continued development of ATC. Week 16 data from the Phase III trial is expected to be released shortly after completion of the merger, which will provide information on the progress of the trial. This may prove to be a key value inflection point

The Merger is also subject to approval by Avexa Shareholders and the Court of a scheme of arrangement under which the Avexa Shareholders will receive one Progen Share for every 12.857(4) Avexa Shares. Your Board requires as a condition to the Scheme coming into effect that Progen Shareholders also approve the Merger by ordinary resolution. The merged entity will be owned 56% by Progen Shareholders and 44% by Avexa Shareholders.(5)

About Progen

Progen Pharmaceuticals Limited is a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms, angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

About Avexa

Avexa Limited is a Melbourne-based biotechnology company with a focus on discovery, development and commercialization of small molecules for the treatment of infectious diseases. Avexa has dedicated resources and funding for key projects including ATC, its HIV integrase program and an antibiotic program for antibiotic-resistant bacterial infections. The Company’s lead program is apricitabine (ATC), an anti-HIV drug that has successfully completed the 48 week dosing of its Phase IIb trial and is currently in Phase III trials worldwide. www.avexa.com.au

For more information:

T Justus Homburg

Chief Executive Officer

+61 7 3842 3333

AU: Investor Relations	US: Investor Relations
Sabrina Antoniou	Remy Bernarda
Blueprint Life Science Group	Blueprint Life Science Group
+ 61 2 9519 5537	+ 1 415 375 3340 x2022

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of ATC, PI-88, PI-166, PG545, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

(4) This ratio is subject to adjustment if Progen’s Liquid Asset balance is less than $67.5 million 2 days before the Second Court Hearing - see section 1.5 of the Explanatory Memorandum for details.

(5) Assumes the $20 million buy back (representing 18,181,818 shares or approximately 30% of the Progen shares on issue) is fully subscribed and there is no adjustment to the exchange ratio under the transaction terms if Progen’s cash balance is less than anticipated.